Filed by Bleichroeder Acquisition France Merger Sub 2
pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Pasqal, the Paris-based scaleup building quantum computers, has published a host of documents providing detailed insights into the company's financials as it prepares to float on the New York-based Nasdaq stock exchange later this year. In March Pasqal announced plans to hit the public markets thanks to a merger with special purpose acquisition company (SPAC) Bleichroeder, in an operation which would value the French scaleup $2bn pre-money.  SPACs are listed shell companies that raise money from investors with the aim of merging with a private business, saving them the time and money usually required for a full IPO roadshow. As Pasqal and Bleichroeder gear up for the merger, which is expected to occur in the second half of 2026, the companies have filed various documents with the US Securities and Exchange Commission (SEC) that detail the strategy behind the operation and key information about the businesses involved. Pro Analysis July 10, 2026 Over $500m in fresh funding, risks of "French state influence" and a 100x valuation: What Pasqal's SPAC filings reveal The French scaleup is set to float on Nasdaq later this year thanks to a SPAC merger Daphné Leprince-Ringuet 6 min read Gift article Share 10/07/2026, 09:54 Over $500m in fresh funding, risks of "French state influence" and a 100x valuation: What Pasqal's SPAC filings reveal | Sifted https://sifted.eu/articles/pasqal-sec-filings 1/5

Sifted browsed through the filings to find out what they say about Pasqal's business so far, and what to expect as it heads for the public market. Pasqal's losses are significant, but sales are growing The documents provide a snapshot of Pasqal's commercial traction. In 2025 the French scaleup hit €16.5m in revenues, nearly 5x the €3.5m it registered in 2024. The company also received €7.2m in grants in 2025, compared to €10.7m in 2024. As of March 2026, Pasqal says it has more than €66m in booked and awarded business, which includes multi-year contracts and grants; the company did not share the split between revenues and grants. Revenues in 2025 were largely split between sales of quantum computers, also known as QPUs (quantum processing units), and of services such as cloud access to Pasqal's own QPUs and development of quantum software and algorithms for customers. Pasqal has deployed seven quantum computers and has three more in production, which positions the scaleup favourably in a sector where many competitors have not yet started to commercialise their systems. Finnish quantum computing company IQM, one of the largest manufacturers globally which went public recently on the Nasdaq via its own SPAC merger, has sold 23 devices to date. Pasqal's customers include Saudi oil and gas giant Aramco, South Korean electronics corporate LG Electronics and French bank Credit Agricole, as well as government agencies in Europe, Canada, the US and South Korea.  The scaleup posted net losses of more than €92m in 2025, according to the same document, and expects "significant losses for the foreseeable future". The merger values Pasqal around 100x its commercial revenues The SPAC merger, which is still subject to regulatory approval, is set to be completed on the basis of a $2bn pre-money valuation for Pasqal, which is around 100x the company's commercial revenues. Such multiples are not unusual in the quantum computing sector. US-based quantum company IonQ's valuation of $18bn is a multiple of 138 times the company's 2025 revenue ($130m). UK- and US-based Quantinuum, which hit the public markets last month, is trading at a market cap of $20bn, 647 times the company's revenue for last year ($30.9m).  Last week IQM's IPO valued the company at $2.3bn, 63x the $36m it made in revenue in 2025. 10/07/2026, 09:54 Over $500m in fresh funding, risks of "French state influence" and a 100x valuation: What Pasqal's SPAC filings reveal | Sifted https://sifted.eu/articles/pasqal-sec-filings 2/5

Pasqal expects to raise more than $500m thanks to the merger As part of the merger Pasqal could receive up to $290m in funding currently held in Bleichroeder's trust accounts. This assumes no investors in Bleichroeder exercise their redemption rights, a process that enables them, if they are not convinced by the merger, to ask for the capital they contributed to the SPAC to be returned. In addition, Pasqal has secured $250m in convertible bonds anchored by US-based investor Inflection Point. Convertible bonds are a form of loan that can be exchanged for shares at a later point. The investors were given a discount, meaning that if bonds convert, investors' stake will be worth $312.5m. If they don't, Pasqal will repay investors $312.5m. The deal, which is set to close at the same time as the merger, means Pasqal can raise significant amounts of funding on top of the capital held in Bleichroeder's accounts without immediately diluting existing shareholders. The document stresses, however, that convertible bonds could incur "significant indebtedness" for the company, and that shareholders should expect future dilution when the loan converts to shares.   With an existing cash position of $144.6m, and accounting for transaction fees of $36m as part of the SPAC, Pasqal expects to have nearly $650m in cash following the merger. Pasqal's shareholders will retain three-quarters of the company The exact shareholder split following the merger will largely depend on the extent to which investors in Bleichroeder have redeemed capital.  If there are no redemptions, legacy Pasqal shareholders will retain 75.7% of the company, while investors in the convertible bonds deal and PIPE will represent 9.9% of shares. Bleichroeder founders and managers will own 3.6% of the company, and investors who bought shares in Bleichroeder, or who buy Pasqal shares at a later point on the stock market will make up 10.9% of the company. The French government might get involved As part of a risk assessment for the merger, the documents stress that Pasqal, as a French company developing a critical technology, is subjected to "French State influence" as well as a number of regulations, particularly when it comes to who controls the business. Any attempt by a non-French or non-EU investor to acquire a significant stake in Pasqal will require authorisation from the French Ministry of the Economy, which could impact future share sales but also mergers and acquisitions, and sales of substantial assets. A number of governance arrangements are also set to be implemented to "ensure alignment with French national interests." These include "segregating" some of the company's activities to keep research and development (R&D) and hardware development in France. This would apply to any companies Pasqal decides to acquire in the future, meaning the company could be required to transfer activities from an acquired business back to France. In addition, a strategic committee will be appointed to oversee certain strategic decisions, such as selling assets or transferring IP. The committee will comprise existing shareholders in the company, including a representative of French public bank Bpifrance, which is an investor in Pasqal. 10/07/2026, 09:54 Over $500m in fresh funding, risks of "French state influence" and a 100x valuation: What Pasqal's SPAC filings reveal | Sifted https://sifted.eu/articles/pasqal-sec-filings 3/5

A spokesperson for Pasqal stressed that this is "standard disclosure for any foreign issuer", especially for those developing sovereign technologies. There is a risk that quantum computing never happens Quantum computers are expected to unlock vast amounts of computing power once they reach a certain scale, with significant impacts in fields ranging from AI to finance and pharmaceuticals, but the technology is still in early stages.

  As part of the risk assessment, the document also states that Pasqal does not yet have evidence that quantum computing will be able to solve the large-scale problems it promises to.  There are also questions around scaling the technology and commercialising it successfully, says the document, stating that "commercial traction of quantum computing technology may never occur". Daphné Leprince-Ringuet Daphné Leprince-Ringuet is a senior reporter for Sifted, based in Paris. She covers French tech and writes Sifted's AI and Deeptech newsletter . You can find her on X and LinkedIn # Deeptech # Quantum # France # Pasqal Sifted Pro Mon Investment-grade research on the early stage startup world. RECOMMENDED 'We are at a systematic disadvantage in Europe': Pasqal CEO on listing in the US The French quantum computing company is set to list on Nasdaq later this year via SPAC Daphné Leprince-Ringuet You're signed up! Pro 10/07/2026, 09:54 Over $500m in fresh funding, risks of "French state influence" and a 100x valuation: What Pasqal's SPAC filings reveal | Sifted https://sifted.eu/articles/pasqal-sec-filings 4/5

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC on May 26, 2026 (as subsequently amended, the “Registration Statement”), which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.